Exhibit 5.2

Chris Tang Direct Phone: +852 2507 8252 Email: chris.tang@reedsmith.com Direct Fax: +852 2810 8713	Reed Smith Richards Butler 20th Floor Alexandra House 18 Chater Road Central, Hong Kong Phone: +852 2810 8008 reedsmith.com

Trinseo Materials Operating S.C.A.

Trinseo Materials Finance, Inc.

1000 Chesterbrook Boulevard, Suite 3000

Berwyn, Pennsylvania 19312

30 September 2013

Dear Sirs,

STYRON (HONG KONG) LIMITED

1.	We have acted as the special counsel to Styron (Hong Kong) Limited (the “Company”) in connection with its guarantee of up to $1,325,000,000 in aggregate principal amount of your 8.750% Senior Secured Notes due 2019 (the “Exchange Notes”) to be issued in connection with an exchange offer to be made pursuant to a Registration Statement on Form S-4, filed with the Securities and Exchange Commission (the “Commission”) on the date hereof (the “Registration Statement”) under the Securities Act of 1933, as amended (the “Securities Act”). Your obligations under the Exchange Notes will be guaranteed (the “Guarantees”) by the Company, the Issuers, the Guarantors (each as defined in the Guarantees) which are parties thereto and Wilmington Trust, National Association, as trustee and collateral agent (the “Trustee”). The Exchange Notes and the Guarantees are to be issued in exchange for and in replacement of your outstanding $1,325,000,000 aggregate principal amount of 8.750% Senior Secured Notes due 2019 and the guarantees thereof. This opinion letter is furnished to you at your request.

2.	In connection with this opinion letter, we have examined, subject to assumptions and qualifications set out below, scanned copies of original counterparts of the following documents:

(a)	The Registration Statement; and

(b)	An indenture dated as of 29 January 2013 relating to the Exchange Notes (the “Original Indenture”) as amended, supplemented, waived or otherwise modified by (i) the first supplemental indenture dated as of 12 March 2013; (ii) the second supplemental indenture dated as of 10 May 2013 (the “Second Supplemental Indenture”) and (iii) the third supplemental indenture dated as of 16 September 2013 (the “Third Supplemental Indenture”) (collectively, the “Indenture”).

3.	We have also examined, subject to assumptions and qualifications set out below, scanned copies of the following documents as we have deemed necessary as a basis for the opinion expressed below:-

PARTNERS:

A D Morrison A K Brown Denise Jong M R D Pepper	Asha Sharma Delpha Ho D G Harrington S J Birt	K C Mok Janet Cheung Ivy Lai * W J G Barber	L J Li C S K Tang A W M Kaung	Doreen Kong Emma Casdagli N P W Dentice	P H Y Wong M J Fosh Δ P T H Lee	R T Y Lee D C L Yu A Woo	P W H Ho D T N Liaw J M Toms

*	China-Appointed Attesting Officer
Δ	Not ordinarily resident in Hong Kong

Hong Kong • Beijing • Shanghai • Singapore • London • Paris • Munich • Greece • Abu Dhabi • Dubai • Kazakhstan • New York • Chicago • Los Angeles

Washington, D.C. • San Francisco • Philadelphia • Pittsburgh • Houston • Princeton • Northern Virginia • Wilmington • Century City • Richmond • Silicon Valley reedsmith.com

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(a)	a certificate of the individual secretary of the Company dated 10 May 2013 together with attachments which include, inter alia, (i) the resolutions of the directors of the Company dated 10 May 2013 approving the execution of, inter alia, the Second Supplemental Indenture pursuant to which the Company becomes a party to the Original Indenture as amended and supplemented by the First Supplemental Indenture; and (ii) the resolutions of the sole member of the Company dated 10 May 2013 approving the execution of, inter alia, the Second Supplemental Indenture;

(b)	the resolutions of the directors of the Company dated 8 September 2013 approving, inter alia, the execution of the Third Supplemental Indenture; and

(c)	copies of the following documents obtained from a company search referred to in paragraph 6.(a) below:

(i)	a copy of the Certificate of Incorporation of the Company dated 14 September 1973;

(ii)	a copy of the Certificate of Change of Name of the Company dated 22 February 1974;

(iii)	a copy of the Certificate of Change of Name of the Company dated 1 March 2010;

(iv)	a copy of the current Business Registration Certificate of the Company; and

(v)	a copy of the Memorandum and Articles of Association of the Company.

4.	Except as expressly stated in this opinion letter, we have not for the purposes of giving this opinion letter examined any other contracts, instruments or other documents into which the Company or any other party may have entered nor have we made any other enquiries or searches in any jurisdiction concerning the Company or any other party.

5.	In this opinion letter, a reference to paragraphs are, unless the context otherwise requires, references to paragraphs of this opinion letter; no assumption or qualification contained in this opinion letter limits any other assumption or qualification contained in this opinion letter; and any phrase introduced by the terms “including”, “included”, “in particular”, “such as” or any similar expression shall be construed as illustrative and shall not limit the meaning of the words preceding those terms.

Searches

6.	We have undertaken the following searches:-

(a)	a company search as of 16 September 2013 and updated on 30 September 2013 at the Companies Registry of Hong Kong against the filed particulars of the Company;

(b)	a compulsory winding-up search as of 17 September 2013 and updated on 30 September 2013 at the Official Receiver’s Office of Hong Kong against the Company; and

(c)	a civil litigation search through Fastle Company on 17 September 2013 and updated on 30 September 2013 against the Company of the Cause Book of the High Court of Hong Kong from 27 September 2006 to 26 September 2013.

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Assumptions

7.	In rendering the opinions expressed below, we have assumed that:-

(a)	all signatures and seals are genuine, that all documents submitted to us as originals are authentic and complete and that all documents submitted to us as copies conform to the originals whether or not certified;

(b)	all factual statements, information and representations and warranties made in the Indenture are correct and accurate and they are complete and up-to-date;

(c)	the Indenture constitutes, or will when executed by the parties thereto and delivered constitute, valid and legally binding and enforceable obligations in accordance with its terms as against those parties under the laws of the State of New York by which the Indenture is expressed to be governed;

(d)	each of the parties to the Indenture (other than the Company) was duly incorporated or organised and is validly existing legal entity and has the capacity, power and authority to enter into and perform its respective obligations under the Indenture;

(e)	the Indenture has been duly authorised, executed and delivered by and is binding upon the parties thereto (other than in respect of the Company) and each such party (other than in Hong Kong) has obtained all consents or authorisations and made or given all payments, filings or registrations or notices required or desirable in connection with the entry into and performance of its obligations under and the validity, legality and enforceability of the Indenture and all governmental approvals, authorizations, consents and licences (including, without limitation, foreign exchange licences) required in connection with the execution, delivery, validity, enforceability and performance of the Indenture by the parties thereto have been made or obtained and are in full force and effect (other than those governmental approvals, authorizations, consents and licences as to which we express our opinion in paragraph 9 herein) and that each such party including the Company has obtained any consent or authorisation and made or given all payments, filings or registrations or notices required or desirable in any other jurisdiction in connection with the entry into and performance of its obligations under and the validity, legality and enforceability of the Indenture;

(f)	the Indenture has been delivered by each of the parties thereto and is not subject to any escrow or similar arrangement and all persons including those acting on behalf of a non-natural person are legally competent;

(g)	that the written resolutions of all the directors of the Company of which the resolutions referred to in paragraphs 3.(a)(i) and 3.(b) (the “Board Resolutions”) are records were duly signed by all the directors of the Company, that such directors are all the directors entitled to receive notice of and attend and vote at board meetings of the Company and are all the directors of the Company as at the respective date each of the Board Resolutions was passed; and that the person or persons designated as signatory or signatories were validly appointed and have and will have authority to carry out the actions delegated to him or them and will properly exercise such powers and that the resolutions referred to in each of the Board Resolutions have not been revoked, amended or rescinded and remain in full force and effect and the affixing of the common seal to the Second Supplemental Indenture and the Third Supplemental Indenture was witnessed by the signatory or signatories authorised under the Board Resolutions;

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(h)	that the resolutions of the sole member of the Company of which the resolutions referred to in paragraph 3.(a)(ii) (the “Sole Shareholder’s Resolutions”) is a record were duly signed by an authorised signatory of the sole shareholder of the Company, that such sole member is the only person entitled to receive notice of and attend and vote at general meetings of the Company and is the sole member of the Company as at the date the Sole Shareholder’s Resolutions was passed; and that the person or persons designated as signatory or signatories were validly appointed and have and will have authority to carry out the actions delegated to him or them and will properly exercise such powers and that the resolutions referred to in the Sole Shareholder’s Resolutions have not been revoked, amended or rescinded and remain in full force and effect and the affixing of the common seal to the Second Supplemental Indenture and the Third Supplemental Indenture was witnessed by the signatory or signatories authorised under the Sole Shareholder’s Resolutions;

(i)	no alteration has been made to the Memorandum and Articles of Association of the Company from the copy obtained by us from the searches referred to in paragraph 6.(a) above;

(j)	there are no provisions of the laws or regulations of any jurisdiction outside Hong Kong which would be contravened by the execution or delivery of or performance of obligations under, the Indenture or which would or might have any implication in relation to the opinions expressed herein and each of the parties to the Indenture has complied with and is not in contravention of any laws and regulations (including any banking regulatory or guidance matters) relating to its business which might have an effect on the opinions expressed herein and the execution, delivery and performance of each party’s obligations under the Indenture do not and will not conflict with, contravene, violate or constitute a default under (i) except for the Company, its articles of incorporation, by-laws, memorandum and articles of association or other organizational documents, (ii) any lease, indenture, instrument or other agreement to which such party or its property is subject, (iii) any rule, law or regulation to which such party is subject (other than any as to which we express an opinion in paragraph 9 herein) or (iv) any judicial or administrative order or decree of any executive, legislative, judicial, administrative or regulatory body of Hong Kong (other than any as to which we express an opinion in paragraph 9 herein);

(k)	there has been no alteration in the status or condition of the Company from that revealed in the searches referred to in paragraph 6 above nor from the time the Indenture was entered into and that such searches reveal all matters required by law to be notified to the Companies Registry of Hong Kong and the Official Receiver’s Office and the Registry of the High Court (notwithstanding that any time limit for any such notification or registration has not yet expired) at the time of the entry into of the Indenture and no further documents had been filed at the Companies Registry of Hong Kong, the Official Receiver’s Office or the Registry of the High Court in Hong Kong or the relevant court or tribunal in Hong Kong in relation thereto which were not revealed on the searches; and that such searches, did not fail to disclose any information which had been delivered for filing or registration but was not disclosed or as the case may be, did not appear on the relevant public records or database of Fastle Company at the time of the entry into the Indenture or since the date of the searches; and there had at the time the Indenture was entered into been no amendment to the version of the Memorandum and Articles of Association of the Company which according to the searches were current at the time the Indenture was entered into;

(l)	there is no matter which would (i) adversely affect the validity or regularity of any of the resolutions contained in the Board Resolutions and the Sole Shareholder’s Resolutions; or (ii) in respect of each party to the Indenture, affect the bona fides of the execution and delivery and performance of such party’s obligations under the Indenture or which indicates that the directors of such party were acting other than on reasonable grounds for the legitimate purpose of such party, to its benefits and in furtherance of its objects;

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(m)	each of the parties to the Indenture was fully solvent at the time of and immediately after execution and delivery of the Indenture;

(n)	each of the parties to the Indenture has complied with all laws and regulations relating to its business which might have an effect on the opinions expressed herein;

(o)	there is no improper purpose for any of the transactions contemplated by the Indenture and the entry into of the Indenture by the parties thereto would not infringe the provisions of any contract, instrument or other document entered into by or affecting such parties which might affect the opinions expressed herein;

(p)	there are no other arrangements between any of the parties to the Indenture which modify or supersede any of the terms thereof; and

(q)	the choice of the laws of the State of New York to govern the Indenture has been freely made by the parties thereto bona fides and for good commercial reasons and not with the intention or effect of avoiding the laws of the jurisdiction with which the Company or any other party thereto has its most substantial connection and there is no reason for avoiding such choice on grounds of public policy or for successfully challenging the same or holding the same to be invalid.

8.	We have not independently established the validity of the foregoing assumptions.

Opinion

9.	Based upon the foregoing and subject to the qualifications and limitations herein set forth, we are of the opinion that:-

(a)	the Company is validly existing and is incorporated under the laws of Hong Kong as a limited liability company. The Company is in possession of a valid and subsisting business registration certificate in accordance with the Business Registration Ordinance (Cap. 310 of the laws of Hong Kong);

(b)	the Company has the corporate power to guarantee the Exchange Notes pursuant to the Indenture;

(c)	the Company has taken all corporate action necessary to authorise (i) its execution and delivery of the Second Supplemental Indenture and the Third Supplemental Indenture and (ii) the performance of its Guarantee;

(d)	the searches referred to at paragraph 6 above did not reveal any order or resolution for the winding-up of the Company or the appointment of a receiver of the Company under section 228A of the Companies Ordinance (Cap. 32 of the laws of Hong Kong) (the “Companies Ordinance”) or any notice of appointment of a liquidator or receiver of the Company as at the date of that search. However, such searches may not necessarily be conclusive and, in particular, any such orders, resolutions, appointments or notices of appointment may not yet have been filed or placed on the public record;

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(e)	the Second Supplemental Indenture and the Third Supplemental Indenture have been duly executed by the Company and such execution does not and will not result in any violation by the Company of (i) its Memorandum and Articles of Association or (ii) any law or regulation having the force of law of Hong Kong applicable to the Company; and

(f)	no consent, authorisation, licence or approval of and no registration with governmental or public bodies or authorities or courts in Hong Kong is required by the Company to authorise, or required by the Company in connection with the execution or delivery of the Second Supplemental Indenture and the Third Supplemental Indenture;

10.	The opinions set forth above relate solely to the Company and are limited to the laws of Hong Kong as applied by The Basic Law of Hong Kong (the “Basic Law”) at the date of this opinion letter and is governed by and to be construed in accordance with the law of Hong Kong as applied by the Basic Law. We have made no investigation of, and express or imply no opinion with respect to, the laws of any other jurisdiction.

Qualifications

11.	This opinion is subject to the following qualifications:-

(a)	certain equitable remedies such as injunction and specific performance are available only at the discretion of the courts of Hong Kong and are not normally available where damages would be an adequate alternative. In addition, the exercise of legal rights may be affected by equitable considerations;

(b)	the binding nature and enforceability of the Indenture are subject to all limitations resulting from bankruptcy, insolvency, liquidation, moratorium, re-organisation, re-construction or other laws, regulations, orders or judgments affecting the rights of creditors generally;

(c)	claims may be or become time barred or otherwise limited by prescription or lapse of time or be or become subject to defences of set-off or counterclaims or abatement and failure to exercise a right or rely on a provision promptly may operate as a waiver of that right or provision notwithstanding any terms of the Indenture to the contrary;

(d)	where any obligations are governed by the laws of a jurisdiction outside Hong Kong, they may not be enforceable by the courts of Hong Kong to the extent that such performance would be illegal or ineffective under the laws or regulations, or contrary to public policy, in that jurisdiction and/or Hong Kong;

(e)	we express no opinion as to whether or not a court in Hong Kong would give effect to any currency indemnity or conversion provisions contained in the Indenture. Further, whilst Hong Kong courts have the power to render judgments in foreign currencies, they may not necessarily do so and we express no opinion in this respect;

(f)	a court in Hong Kong might not enforce the provisions of the Indenture to the extent that the same provides an indemnity for, or reimbursement of, legal costs incurred by an unsuccessful litigant; or where the court itself has made an order for costs or which would involve the enforcement of foreign revenue or penal laws. Furthermore, it is possible that a court in Hong Kong would hold that a judgment on any provisions of the Indenture whether given in the court in Hong Kong or elsewhere, would supersede the Indenture to all intents and purposes, so that any obligations of the Indenture which would, by its terms, purport to survive such a judgment might not in fact be held to do so;

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(g)	a Hong Kong court may not allow any sums to be recovered pursuant to contractual provisions which impose increased rates of interest or additional financial penalties to the extent to which they are regarded as amounting to a penalty and not a genuine and reasonable pre-estimate of loss. We express no opinion as to whether any such provisions in the Indenture do constitute a penalty. Further, a court in Hong Kong may order payment of interest after judgment at a rate which differs from that provided in the Indenture;

(h)	a certificate, determination, notification, calculation or opinion of any person under the Indenture as to any matters provided for in the Indenture might be held by the courts in Hong Kong not to be final, conclusive or binding if it could be shown to have an unreasonable or arbitrary basis, or in the event of manifest error and where any person is vested with a discretion or may determine a matter in its opinion, the laws of Hong Kong may require that such discretion is exercised reasonably or that such opinion is based on reasonable grounds;

(i)	the severability of provisions of the Indenture which is illegal, invalid or unenforceable under the laws of any jurisdiction is, as a matter of the laws of Hong Kong, at the discretion of the court; accordingly we express no opinion as to the enforceability or validity of any provision in the Indenture regarding severability;

(j)	a court in Hong Kong may stay proceedings or decline to accept jurisdiction if concurrent proceedings are being brought elsewhere or where it is shown that there is some other forum, having competent jurisdiction, which is more appropriate for the trial of the action. Further, a court in Hong Kong may order a plaintiff, who is not ordinarily resident in Hong Kong to provide security for costs;

(k)	the effectiveness of provisions exculpating a party from a liability or duty otherwise owed are limited by law and an agreement may be varied, amended or discharged by a further agreement or affected by a collateral agreement which may be effected by an oral agreement or a course of dealing between the parties to an agreement, and provisions in the Indenture providing that any such agreement may only be amended, waived or otherwise varied by an instrument in writing may not be effective;

(l)	the enforcement of the rights and obligations of the parties to the Indenture may be invalidated by fraud and may be limited by the provisions of the laws of Hong Kong applicable to contracts held to have been frustrated by events happening after their execution;

(m)	we express no opinion on whether the Indenture may result in the breach of any restrictions on borrowing or giving of guarantees or security imposed on any of the persons expressed to be parties thereto by any instrument to which any such person is a party or by which it may be bound and we express no opinion on the validity or enforceability of any provision in the Indenture which may or may purport to exclude, limit, fetter or otherwise affect the applicability of statutory or similar provisions with respect to any of the parties to the Indenture to the extent the same are not permitted to be so excluded, limited or fettered;

(n)	the searches referred to in paragraph 6 above will not always reveal whether any particular director holds office or whether any other events have occurred such as a change to the constitutional documents of the Company or any transfer of shares of the Company since the date of incorporation of the Company. This could be due to filing of the appropriate notice (or registration of the appropriate document) having been overlooked by any person, the notice (or document) being in the course of being filed (or registered) or (if successfully filed (or registered)) the notice (or document) not having been placed on the publicly available records of the Company;

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(o)	no company is, as a matter of the law of Hong Kong, capable of contracting with itself, and we therefore express no opinion as to any obligations purporting to be imposed on any of the parties to the Indenture to the extent that such person is a beneficiary under the Indenture;

(p)	we express no opinion as to any obligation which the Indenture may purport to establish in favour of any person who is not a party thereto;

(q)	we express no opinion as to the measure of damages or other payment which might be recoverable by any of the parties to the Indenture or any other person in the event of any breach of the Indenture or any claim thereunder nor as to whether any provision in the Indenture conferring or waiving a right of set-off or similar right would be effective against an administrator, a receiver, a liquidator or their equivalent or a creditor;

(r)	a provision in the Indenture obliging or giving an option to a party to negotiate or discuss is not legally binding, and this may apply to provisions to a similar effect, and this may apply to provisions to a similar effect but subject to the other provisions of this opinion, this qualification in itself does not affect the validity of provisions in the Indenture which address the consequences of a failure to agree following any such negotiation or discussion;

(s)	it should be noted, without prejudice to any other provision of this paragraph 11, that by section 266 of the Companies Ordinance, a payment, security interest, guarantee or indemnity granted by a company within 6 months before the commencement of winding up proceedings will be deemed to be an unfair preference in favour of one of the company’s creditors and will be invalid if that payment, security interest, guarantee or indemnity would, had it been granted by an individual within 6 months before the presentation of a bankruptcy petition on which the individual was adjudged to be bankrupt, be deemed to have been an unfair preference. However, the 6 months period is extended in the case of a person who is an “associate” of the company (as defined in section 51B of the Bankruptcy Ordinance (Cap. 6 of the laws of Hong Kong)) to a period of within 2 years before the commencement of the winding-up proceedings;

An individual will be deemed to have given an unfair preference to a person if:

(i)	that person is one of the debtor’s creditors or a surety or guarantor of any of his debts or liabilities; and

(ii)	the debtor does anything or suffers anything to be done which has the effect of putting that person into a position which, in the event of the debtor’s bankruptcy, will be better than the position he would have been in if that thing had not been done.

The court shall not make an order in respect of an unfair preference unless the debtor who gave the unfair preference was influenced in deciding to give it by a desire to produce in relation to that person the effect mentioned in (ii) above.

Where a company is wound up and it has, at the relevant time, given an unfair preference to any person, the transaction by which the unfair preference arose is invalid and the liquidator may apply to the court for an order that the position be restored to what it would have been if the company had not given the unfair preference; and

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(t)	the terms “enforceability”, “enforceable”, “enforcement” or “enforce” in this opinion refer to the legal character of the obligations assumed by the parties under the Indenture (i.e. that they are of a type or character which the law of Hong Kong enforces or recognises). The terms do not address the extent to which a judgment obtained in a court outside Hong Kong would be enforceable in Hong Kong nor does it mean or imply that the Indenture will be enforced in all circumstances or in accordance with its terms or in any foreign jurisdictions or by or against the parties or that a particular remedy will be available.

12.	No opinion is expressed as to any liability to tax which may arise or be suffered as a result of or in connection with the Indenture or its creation or issue or in respect of dealings with any of the same and no opinion is expressed as to, nor responsibility assumed for, whether the Indenture contains all the information required by or, save to the extent expressly opined upon in paragraph 9.(e) above, that it otherwise complies with statute or general law or rules or regulations, whether or not having the force of law, in any respect and we have not investigated nor verified the truth, completeness, reasonableness, fairness or accuracy of any of the information or statements whether as to fact or law, contained in any of the same and we have not assumed and do not assume any responsibility for ensuring that, nor have we verified that, no information whether as to fact or law, has been omitted therefrom or that any such documents referred to above contain all material information, statements whether as to fact or law, and facts and we express no opinion in this respect.

Basic Law

13.	The Basic Law provides that the laws of Hong Kong in force at 30 June 1997 are to be applied in Hong Kong only in so far as they are not declared by the Standing Committee of the National People’s Congress of the People’s Republic of China (the “Standing Committee”) to contravene the Basic Law.The Basic Law does not appear to include any provision which would be contravened by any Hong Kong law in force today and which is relevant to this opinion. However, the interpretation of the Basic Law is a matter for the Standing Committee and we express no opinion as to how it will act.

14.	This opinion letter may be relied on by Reed Smith LLP in connection with its opinion dated the date hereof filed as Exhibit 5.1 to the Registration Statement.

15.	This opinion letter is rendered to you in connection with the filing of the Registration Statement in accordance with the requirements of Item 601(b)(5) of Regulation S-K under the Securities Act. This opinion letter has been prepared, and is to be understood, in accordance with customary practice of lawyers who regularly give and lawyers who regularly advise recipients regarding opinions of this kind, is limited to the matters expressly stated herein and is provided solely for purposes of complying with the requirements of the Securities Act, and no opinions may be inferred or implied beyond the matters expressly stated herein. The opinions expressed herein are rendered and speak only as of the date hereof and we specifically disclaim any responsibility to update such opinions subsequent to the date hereof or to advise you of subsequent developments affecting such opinions.

16.	We consent to the filing of this opinion with the Commission as Exhibit 5.2 to the Registration Statement. We also consent to the reference of our firm under the caption “Legal Matters” in the Registration Statement. In giving this consent, we do not thereby admit that we are in the category of persons whose consent is required under Section 7 and Section 11 of the Securities Act or the rules and regulations of the Commission promulgated thereunder.

17.	This opinion is being furnished to, and is solely for the benefit of the addressee stated herein and except with our express prior written consent, neither it nor its contents are to be used, circulated, quoted, published or otherwise referred to disseminated or disclosed for any other purpose or relied upon by any person or entity.

Kind regards

/s/ REED SMITH RICHARDS BUTLER